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                                                                    EXHIBIT 99.1

          Memorandum re Biofuel and Biochemical Projects of the Company


















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                                                                    EXHIBIT 99.1


                                   [IBBC LOGO]






                    International Biofuel & Biochemical Corp.
                         (Incorporated in United States)
                               Wilton, Connecticut

                                  $100,000,000



                         Biofuel + Biochemical projects





                                                                    January 2003


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This Memorandum was prepared by Melentina Pusztay (MP) in her capacity as advisor to and International Biofuels & Biochemical Corporation (IBBC or the "Company"). The information contained in this Memorandum has been compiled from information provided by the Company, government, media, statistical, trade and other public sources, which are deemed to be reliable. MP and IBBC make no representations or warranties as to the accuracy or completeness of such information. Nothing contained herein is or shall be relied on as a representation or warranty by MP, the Company, or any other source, as to the performance of IBBC.

This memorandum is being distributed to a limited number of qualified strategic and financial investor partners on a confidential basis, solely for consideration of providing funding and expertise to the Company. Each potential investor partner, by accepting delivery of this Memorandum, agrees to keep the information contained in the Memorandum strictly Confidential, and to return the Memorandum, together with all copies of any accompanying documents, if such recipient does not proceed as presented in the Memorandum.

This Memorandum is for information purpose only. It is not intended as an offer to sell or solicitation to buy any securities under the US Securities regulations.

Contact:


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                                TABLE OF CONTENTS

                                                                            Page
1.    Executive summary ....................................................4

2.    Business description..................................................6

3.    Business environment analysis ........................................8

4.    Industry overview....................................................12

5.    Competitive analysis.................................................17

6.    Market analysis......................................................20

7.    Marketing plan.......................................................26

8.    Operations...........................................................28

9.    Organizational structure.............................................33

10.     Financial..........................................................35

11.     Exit strategy......................................................36

12.     Attachments

        a.    Assumptions..................................................39

        b.    Production utilization.......................................41

        c.    Use of Proceeds..............................................42

        d.    Construction Cost Estimates..................................43

        e.    Projected Income Statement...................................46

        e.    Projected Future Valuation...................................47

        f.    Management resume............................................48


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EXECUTIVE SUMMARY

International Biofuel & Biochemical Corporation (IBBC) (OTC BB symbol: IBBO) was founded as a Pennsylvania corporation in 1991 as the result of signing an exclusive Licensing Agreement with American Bio-Fuels, Llc., a California-based company. IBBC is now in the business of manufacturing and distributing biodiesel, an alternative fuel that provides a solution to the growing global problem of exhaust emissions from combustion engines. Bio-diesel is a soy-based alternative fuel that is very similar in all performance characteristics to petroleum diesel. IBBC plans to produce, distribute and market biodiesel fuel and biochemical products.

IBBC is intent on playing an important role in improving both the environment and the community. The Company has licensed proven technology that helps significantly rid communities of diesel smoke, and cleans the environment for the safe enjoyment of generations to come. IBBC strongly believes that the environment needs responsible stewardship and its management advocates that businesses should be proactive in protecting the environment. Tightening environmental regulations, increased government funding and heightened public awareness are creating new opportunities for biodiesel as a substitute for petroleum diesel.

IBBC intends to focus on expanding rapidly by bringing to production 12 manufacturing plants by the year 2008. This would enable the Company to take advantage of this niche for renewable fuel in the biodiesel marketplace. Since biodiesel is entirely comparable with petroleum diesel, there are no engine modifications required for biodiesel use. Therefore, biodiesel is a true substitute with unique properties that improves engine efficiency and lubricity while reducing pollution.

IBBC's approach to rapid expansion relies on the data that shows a very fast growth market for biodiesel. According to Jenna Higgins from the National Biodiesel Board, the production of biodiesel during the past five years has increased by more than 200%. IBBC focus is on the industry growth drivers and its competitive advantage is to identify its best market opportunities.

In December of 2002, International Biofuels & Biochemical Corporation (IBBC) entered into a strategic alliance with American Bio-Fuels, Llc., which is a bio-energy fuels company involved in the production, distribution and marketing of bio-diesel fuel. American Bio-Fuels, Llc. (ABF), has exclusive rights to patent-pending technology and is a leader in this industry. Through this strategic alliance, IBBC has obtained the exclusive rights in the state of Connecticut to produce, develop and manufacture biodiesel utilizing ABF's technology. IBBC also has non-exclusive rights throughout the United States and abroad to produce, develop and manufacture biodiesel using ABF's technology. As a result of the technology licensed by IBBC from ABF, production of biodiesel can be done at a lower cost, with much lower capital investment requirements and minimal plant sizes through a continuous flow production process. ABF has completed a pilot plant (Adelanto, CA) that successfully demonstrates the technology for continuous flow production. IBBC and ABF are working together in a variety of ways from joint research, to participating in larger projects, to co-marketing, to exploring international opportunities and sharing information for their common good.


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International Biofuel & Biochemical Corp. is proud to lead the way in the successful production of biodiesel by using emerging technology. IBBC concentrates on bringing to market the benefits of biodiesel, which are: to provide an unlimited substitute for petroleum diesel, to reduce environmental concerns and to reduce the reliance on foreign oil. IBBC continues to see influences that are extremely favorable to biodiesel production and we forecast a rapid growth for biodiesel as an alternative fuel.

The 12 initial manufacturing plants are estimated to cost $100,000,000. IBBC remains committed to obtaining the financing necessary to complete the construction of the biodiesel processing plants and to execute its business strategy.


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BUSINESS DESCRIPTION
The business environment for biofuel is excellent. Biodiesel is in its infancy phase and IBBC believes that exponential growth is possible. IBBC is one of the few companies that recognizes the increased demand for biodiesel as an alternative fuel and its demand that is gaining momentum in the United States and throughout the world. IBBC also recognizes the most important property of biodiesel is that it is a cleaner burning fuel that can be domestically produced.

IBBC is in the process of constructing a large-scale biodiesel production manufacturing plant in Connecticut. IBBC is evaluating the possibility of an additional 11manufacturing plants throughout the US, which will be strategically located and directly connected to a feedstock source, to eliminate transportation costs. IBBC anticipates developing a large-scale production stream of 12 manufacturing sites that will produce continuous flow biodiesel. IBBC intends to expand, and build multiple manufacturing plants Internationally in the future.

The timing of completing the construction phase of this project provides an unprecedented opportunity to produce, distribute and market biodiesel. Each plant is projected to cost approximately $20,000,000 dollars. A plant capacity is scaleable to 20,000,000 gallons per year. The projected minimum net margin of $.35 per gallon should allow for a short-term recoup of the initial capital. The building of approximately 12 strategically located manufacturing plants operating at full capacity would produce less than 1% of the alternative fuel market, estimated at 8.8 billion gallons by 2008.
See Construction Cost Estimates

Our market growth is based on reducing the negative impacts of engine emissions by replacing diesel fuel with biodiesel. Biodiesel is an attractive fuel for diesel engines for the following reasons:

Environmental/Health Benefits
Biodiesel is a clean-burning alternative fuel that reduces emissions. Biodiesel is a clean, ultra-low sulfur diesel. Sulfur dioxide (SO2) from petroleum diesel affects breathing and cause respiratory and cardiovascular disease. SO2 is a contributor to acid deposition (acid rain), which causes acidification of lakes, causing serious damage to our environment. Starting in 2006, the EPA will require trucks and buses using diesel fuel to have a 97 percent reduction in sulfur emissions.

Studies have shown that particulate matter (PM) from diesel emission exhaust not only cause environmental damage but also heath problems such as cancer, respiratory problems and other serious illnesses. According to a study posted on the EPA web site, children are more sensitive to air pollution because they breathe 50 percent more air per pound of body weight than adults(1).

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(1) www.epa.gov/ne/eco/diesel


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Government Incentives
The United States government is offering incentives for biodiesel production and use while tightening emission regulations and encouraging low-emissions alternative fuels. Increasing government incentives are encouraging the development of biodiesel fueling infrastructure.
The Biodiesel Fuel Use Credit Interim Final Rule under the Energy Policy Act of 1992 (EPAct) became effective on January 9, 2001, allowing covered fleets to count one biodiesel fuel use credit towards one AFV acquisition for each 450 gallons of B100 fuel or 2,250 gallons of B20 and up to 50% of a fleet's annual AFV acquisition requirements(2).

U.S. Rep. Kenny Hulshof, R-MO., introduced legislation, co-sponsored by Rep. Ray LaHood, R-IL, that provides a one-cent reduction in the diesel excise tax up to 20 percent, for every percent of biodiesel that is blended with diesel. This bill will make biodiesel more affordable and as a result it will increase the use of biodiesel. Legislation for biodiesel use is good for our country, our economy and our air quality. The U.S. federal and state governments recognize the need for legislation, government subsidies and tax incentives required to create a market for this product and to start mass production. Corn farmers receive a state tax credit, which expires next year, of 4.38 cents-per-gallon of ethanol fuel. Legislation to extend this credit and provide a 4.69 cents-per-gallon of biodiesel credit along with 1 cent for every percentage of soybean oil up to 20 percent is pending. This legislation will stimulate production of renewable fuels that will replace 3 percent of U.S. energy by 2011 and 5 percent by 2016 according to Brad Glenn, President of the Illinois Soybean Association.

On January 16, 2003, the Daily News Summary Covering Natural Gas, Propane & Biofuel Vehicles reported that the U.S. representative Marcy Kaptur, D-OH reintroduced the Biofuels Bill H.R. 130 into Congress, the Biofuels Energy Independence Act, a bill designed "to promote U.S. energy independence from foreign suppliers and accelerate the development of biofuels, including ethanol and biodiesel." Congresswoman Kaptur stated that if the bill passes, "a national biofuels program authorizing the U.S. Department of Agriculture to spur biofuels production and provide for a Biofuels Feedstocks Energy Reserve" would be established. Further more, Kaptur emphasizes that the bill mandates that the secretary of agriculture would make and guarantee loans for production, distribution, development and storage of biofuels across the country. Kaptur said "This bill is an essential step in increasing the usage of biofuels and proving the utility of biofuels as a source of energy during a period when energy prices are unpredictable" and "we must replace imported petroleum with renewable energy that will create thousands of jobs, control pollution, cut greenhouse gas emissions and restore our freedom.(3)"

Energy Security
Biodiesel fuel is in line with government policies to reduce dependence on imported oil and secure homegrown fuel supply. Besides the air quality improvement, biodiesel is a substitute for diesel; being domestically produced increases our energy security and improves our economy.

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(2) EPAct Fleet Information & Regulations
(3) Office of Representative Kaptur - www.house.gov/kaptur


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BUSINESS ENVIRONMENT ANALYSIS

The intent of this report is to present information about the value, effectiveness and appropriateness of the use of biodiesel.

The key drivers of the biodiesel industry are the growing concerns about air pollution, the recognition of global warming and the policies to reduce dependence on imported oil.

"Petroleum scarcity is one of the major problems of the 20th and 21st centuries." "Biodiesel is safer for people to breathe" and "helps to keep air clean and protects the environment"(4)

Fuel in the 21st century will have a far greater impact on geopolitics, capital markets and standards of living than in the 20th century. Equally important is our concern for global warming. According to a study by the U.S. Department of Energy in conjunction with the U.S. Department of Agriculture, biodiesel production and use, compared with petroleum fuel, produces approximately 80% less carbon dioxide (CO2) emissions, which could have a major impact on global warming.

The biggest suppliers of fuel to the U.S. are Venezuela and countries of the Middle East which are undergoing political changes, thus making the United States more vulnerable to higher prices of petroleum diesel. IBBC can make a substitute for petroleum diesel, which can reduce our dependence on imports from the Middle East and Venezuela. We are in the "Century of Renewable Energy" where biodiesel must be developed as a valuable fuel resource to address the ever increasing and acute global shortage of petroleum.

There has been a great interest by the U.S. Department of Energy (DOE) in conjunction with the Environmental Protection Agency to encourage the use of biodiesel as a substitute for petroleum diesel fuel to reduce the dependence on imported oil and the hazardous air pollutants or air toxins. With the EPA's increased restrictions on exhaust emissions, biodiesel qualifies as the most viable fuel substitute for petroleum-based diesel fuel. Studies have found that there are air quality benefits in using a combination of 20% biodiesel with 80% conventional diesel. Currently, there are a few municipalities and states (California, Minnesota, Texas, etc.,) that mandate the use of low levels of biodiesel in combination with diesel fuel.

The vulnerability of the U.S. economy to large oil price fluctuations, created an interest in reducing the economic impacts of oil by producing alternative fuel from domestic sources, increasing energy efficiency, and establishing the Strategic Petroleum Reserve. The United States Government supports biodiesel and considers it one of the most suitable substitutes for petroleum diesel. With an interest in reducing the use of petroleum-based fuels, the US Government and environmental legislation encourage the use of biofuels by offering incentives and support for production and use of biofuels. Congress passed the Energy Policy Act of 1992 and EPAct to reduce the dependence on imported petroleum. EPAct provisions require certain fleets to purchase alternative fuel vehicles. The regulations of DOE are administered through its State and Fuel Provider

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(4) International Liquid Biofuels Congress in Curtiba (July '98)


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Program, Federal Fleet Program, Private and Local Government Program and Fuel
Petition Program.(5)

Currently, emissions from fuel combustion cause global warming and have caused $3 billion to $27 billion in healthcare, according to experts. Besides, carbon dioxide causes not only significant environmental and health problems but also a
2.5 degree Centigrade warming by the year 2025, which translates into $60 billion annually in damages from agricultural losses, sea level rises, and loss of water supply. Our commitment to stop global warming should start with a consideration of cutting emissions through the use of biodiesel. Since 1990, EPA has introduced numerous rules and regulations regarding greenhouse gas emissions.

In 1997, the EPA reviewed the air quality standards of the 1990 EPAct for the ground-level ozone and particulate matter (PM) and made revisions to the Clean Air Act to incorporate the new scientific evidence into the standards.(6)

If legislation passes in the United States Senate to mandate the use of at least 2% biodiesel blend in all diesel use for transportation nation-wide, this will create a huge demand for biodiesel. This will result in the required production of at least 750 million gallons per year, which is not supported by the current available capacity of 45 million gallons, according to the National Biodiesel Board. See Table 2. There is a potential for similar legislation to pass at the state level for biodiesel infrastructure that indicates a dramatic change in biodiesel production. The following governmental agencies support and encourage the use of biodiesel as a renewable alternative fuel:

         o        U.S. Department of Energy (DOE)
         o        U.S. Department of Agriculture
         o        U.S. Environmental Protection Agency (EVA)
         o        United States Department of Transportation (USDOT)
         o        State and Local Governments
         o Biodiesel Board (an agency that tests and credits biodiesel production)


Production

Currently, a pilot plant with 2.5 million gallons capacity is in production in Adelanto, California. It produces biodiesel that meets the industry specifications. The pilot plant uses the continuous flow process that lowers production costs and shows that the process can meet biodiesel industry specifications at a lower cost compared to its competitors. The pilot plant has completed the fuel testing and certification requirements established by ASTM standards for biodiesel. All necessary permits have been obtained and Williams Lab in Kansas City has tested the fuel. The plant has completed initial production and is in the process of initializing full-scale production. A lab for testing the fuel is in place at the plant to insure the fuel meets ASTM PS 121 specifications.

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(5) www.ott.doe.gov/epact
(6) "Final Revisions to the Ozone and Particulate Matter Air Quality Standards"


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IBBC long-term growth plans are to establish production plants near metropolitan areas throughout the U.S. The time for construction of the 12 plants is estimated to take three years, with IBBC's first plant becoming operational in 2003. The plant's capacity is scaleable to 20,000,000 gallons the first year and can be gradually increased to 240,000,000 by 2008. The building of 12 strategically located manufacturing plants operating at full capacity would produce sufficient biodiesel to gain 30% of the biodiesel market share or 1% of the global demand for biodiesel, estimated at $70 billion by 2010.

The US Government has offered many incentives and programs to stimulate economic development. These include loan guarantees, grants, and various tax incentives. Specifically, IBBC will apply for a government grant of up to $10 million. IBBC plants will provide the U.S. with a stable supply of affordable transportation fuels that meet environmental specifications. The idea of supplying biodiesel for the American people is embraced by the federal, state and local governments, all of which desire for America to be self sufficient in terms of its fuel needs.

The 8% discount rate in the cost/benefit analysis over the 8-year period is reasonably conservative. Financial efficiency was analyzed based on three main criteria commonly used for investment project evaluation:

         o        NPV
         o        IRR
         o        Payback period

By capitalizing on new opportunities, continuing to increase our plants capacity, completing our expansion plants and concurrently building a backlog of profitable contracts, we will maximize shareholder value and build on our successes. IBBC is keenly aware of the need to generate shareholder value because it is from this that we ultimately have the resources to meet our country's demand for biodiesel. IBBC strives to meet and balance the interests of its shareholders, employees, customers and the community in which it operates. The ultimate financial objective of this project is to maximize shareholder value.


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INDUSTRY OVERVIEW

In 1890, Dr. Rudolph Diesel invented the diesel engine and he showed that it could run on peanut oil at the Paris World Fair. However, petroleum fuel was more acceptable because of its low price and availability. The fact that pure vegetable oil can lead to injector burning and can cause engine failure also created preference for petroleum diesel. At the time, the technology was not available for removing the compounds to make it competitive with petroleum diesel. With today's available technology, IBBC can remove the compounds from oil through a chemical process and produce a clean, environmentally friendly and unlimited reserve of biodiesel.

Since World War II, Europe has produced and distributed biodiesel. Currently, Germany has 20 plants in production with a capacity of 1,020,000 tons and 1,500 filling stations supplying biodiesel. In France, biodiesel use is mandatory and all diesel fuel must contain between 2% and 5% biodiesel. It is predicted that the new European Community laws are to require a percentage of biodiesel Europe-wide. In Europe the biodiesel industry is more established because of high petroleum prices, cost effective diesel cars, strong tax incentives and an attentive environmental market.

The United States became more acquainted with biodiesel in the early 1990's due to shrinking petroleum reserves. New incentives for environmental and renewable energy increased interest in the production and use of biodiesel, giving a boost to the biodiesel industry. Over the past years, the National Biodiesel Board, a biodiesel trade association, spent over $20 million in testing, demonstration, and promotion of biodiesel.


Biodiesel  - "the new generation of fuel"

The distinctive characteristics of biodiesel are nontoxicity, biodegradability and lubricity. It is safe to handle, transport, and store, and has a higher flash point than petroleum diesel.. It can also be stored in diesel tanks and pumped with regular equipment. Biodiesel mixes readily with petroleum diesel at any blend level, making it a very flexible fuel additive. Biodiesel cleans up quickly after a spill because it is biodegradable. Biodiesel has a high lubricity, serving as a quality lubricant, and improving engine performance and prolonging the life of heavy-duty engines. Lubricity diminishes the wear of engine and improves fuel ignition and combustion.

What defines biodiesel?
Biodiesel is a fuel substitute derived from renewable biomass. 94% of biodiesel comes from natural oils (rapeseed oil, soybean oil, recycled cooking oil, animal fats, and other oilseeds crops) and 6% of biodiesel is methanol. Biodiesel is produced through a process called transesterification of soybean oil with methanol. IBBC uses soybean oil and also considers recycled-cooking oil from restaurants because of the environmental benefits of recycling oil waste and the compelling economics in its production of biodiesel. Recycled cooking oil is typically 50 to 75% cheaper than soybean oil.


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The following are the key drivers of the biodiesel industry.

         o Biodiesel offers the same operating performance as conventional diesel. Specifically, it requires no engine conversion or purchase of new equipment. In summary, it integrates with existing fueling infrastructures and can be substituted for petroleum diesel without any engine modification. Biodiesel can be combined in any proportion with standard diesel fuel to achieve engine and environmental benefits.

         o        Biodiesel protects our environment by decreasing emissions.
                  Studies show that the optimum 20/80 biodiesel blend has a high level of reduction in harmful exhaust emissions. Biodiesel reduces air toxics that cause cancer and other human health problems. A substantial amount of research has been done on biodiesel that shows its benefits to the environment. Studies show that biodiesel reduces the amount of carbon monoxide (CO) being released into the atmosphere. Carbon monoxide (CO) is a colorless, poisonous gas produced by incomplete burning of carbon in fuels. When CO enters the bloodstream it reduces the oxygen delivery to the body's organs and tissues causing serious cardiovascular disease. Studies show that 77% of CO emissions are from motor vehicles exhaust. That's why biodiesel is the most favorable fuel for use in environments such as large cities. Air pollution is a major concern to all large cities because it is increasingly connected to health problems and a lower quality of life. Biodiesel is the solution to public health risks associated with air pollution.

         o Global warming - Green house gas emissions are increasingly being blamed for climate change. Smog from burning gasoline forms a ground-level ozone that stays in place for days. As traffic and other sources add more pollutants to the air the smog gets worse.(7) Studies show that air pollutants - particulate matter (dust, dirt, smoke) are a major concern for human health. Some of the air pollutants effects are respiratory symptoms, cardiovascular disease and damage to lung tissue, carcinogenesis and premature death. Therefore, as the pollution gets worse, pollution controls and regulations from the EPA get tighter. Governments and air pollution control agencies cooperate to solve the problem of smog. IBBC believes that biodiesel is a solution to smog problems and that governments will work together to reduce the smog problem. The biodiesel industry will contribute to a more sustainable environmental future for our country, and planet earth.

         o Reduces dependence on foreign oil. - Biodiesel can help reduce our country's dependence on foreign oil and help leverage our country's fuel supply. Currently, the U.S. imports about 60% of its oil. According to the U.S. Department of Energy, oil dependence remains a potentially serious economic and strategic problem. The U.S. dependence on oil imports costs an estimated 3.4 trillion dollars annually.(8) The growing prospect of war with Iraq, combined with the political contention in Venezuela, which is constraining that country's oil production, has caused pressure on prices of fuel. On January 6, 2003, CNN reported that prices for crude oil to be delivered in February jumped to more than $33 a barrel, 65% higher than a year ago. The average price of

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(7) The Plain English Guide to The Clean Air Act
(8) Cost of Oil Dependence, http://www.-cta.gov/Publications/ORNL_TM2000_152.pdf

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o        petrodiesel has steadily risen to more than $1.60 per gallon. On
         December 26, 2002 petrodiesel pump prices jumped by as much as 20 cents per gallon overnight in several cities. (9)

         Robert Ebel, Center for Strategic and International Studies, states "the loss of Venezuelan oil is beginning to hurt." Iraq and Venezuela produce about 5 million barrels of oil a day. The current political events that take place in these countries have a high impact on production. "Oil prices could climb to $80 a barrel and stay above $40 a barrel well into 2004, halting the U.S. economic recovery and triggering a global recession," according to Ebel, whose group has mapped out a range of scenarios.


                                   [GRAPHIC]


         The above graph shows historical trends of our oil imports.(10)

         According to the Overview of Biodiesel and Petroleum Diesel Life Cycle study, every gallon of biodiesel displaces 0.95 gallons of petroleum-based diesel over its life cycle. Additionally, the same study shows that biodiesel is very energy efficient. For every unit of fossil energy used to produce biodiesel, 3.37 units of biodiesel energy are created.
         IBBC plans to offer B20 biodiesel that will substitute directly for petroleum diesel. This will reduce our dependence on imports (Middle East and Venezuela.) IBBC products are from a non-depleting source of renewable energy.


----------
(9) U.S. Oil Imports and Prices
http://www.ott.doe.gov/biofuels/pdfs/renewable_fuel.pdf

(10) Oil Imports: An Overview and Update of Economic and Security Effects - John
L. Moore, Carl E. Behrens, John E. Blodgett, Environment and Natural Resources Policy Division


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Environmental Benefits

The Clean Air Act of 1990 in combination with the 1997 Changes to the Clean Air Act requires lower engine exhaust emission levels in the United States. The EPA requires that more attention be paid to particulate matter (PM) and oxides of Nitrogen (NOx) because laboratory studies show that PM increases cancer risk and NOx facilitates the formation of ozone in the air. Studies also have shown that a high level of ozone is the cause of many respiratory illnesses and medical problems. Therefore, the EPA, the agency that regulates the exhaust emissions, recognizes biodiesel's ability to reduce air pollution. Biodiesel is the only alternative fuel that successfully completed the health effects testing requirements of the Clean Air Act of 1990.

The approach of reducing air pollutants taken by the 1990 EPAct affects many different sources and a variety of clean-up methods. The clean-up requirements involve a variety of sources that emit exhaust such as power plants and factories, motor vehicles (cars, trucks, buses) and home heating systems.

Replacing petroleum diesel with biodiesel will greatly improve air quality. According to the EPA's Comprehensive Analysis of Biodiesel Impacts on Exhaust Emissions Technical Report(11), biodiesel meets the requirements established by the EPA under section 211 of the Clean Air Act. The increased interest in biodiesel has caused the EPA to investigate and complete many comprehensive studies that show the benefits of biodiesel in emission impacts.

Congress (June 22, 2000) made the announcement that biodiesel successfully completed the health effects testing requirements of the Clean Air Act Amendments of 1990.(12) According to the Comprehensive Health and Environmental Effects testing, B20 - (consisting of 20% biodiesel and 80% diesel fuel) can reduce the Carbon Monoxide (CO) by 11-25%, emission Hydrocarbon (HC) by 19-32% and will only increase the Nitrogen Oxide (NOx) by less than 2%.

The following graph presents the finding of a study of 100% and 20% biodiesel from soybeans mixed with regular diesel fuel. Carbon monoxide (CO) decreases 43% with B100, and close to 13% with B20. Total hydrocarbons decreases between 11 to 56%. Particulates decrease between 18 to 55%. USDA says that by using B20, carbon dioxide, which is a major cause of global warming, is reduced by 16%. Air toxics decrease between 20 to 90%. Nitrogen oxides slightly increase between 1 to 6%. According to this study the amount of ozone formed by biodiesel is less than 50% that of petroleum fuel.


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(11) EPA, A Comprehensive Analysis of Biodiesel Impacts on Exhaust Emissions,
EPA420-P-02-001, October 2002.
(12) Clean Air Act of  1990



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                                   [GRAPHIC]



Summary of benefits with increased percent of biodiesel use:

         o Meets clean diesel standards by cutting exhaust emissions, eliminates smog and odor

         o        Biodegradable and nontoxic - to plants, animals and humans

         o Reduction of carbon monoxide (CO) by the same percentage use in combination with petroleum diesel to form a combination of biofuel (B20, a combination of 20% biofuel with 80% petrodiesel fuel, reduces carbon monoxide emissions diesel by 20%)

         o Meets requirements of the Clean Air Act Amendments of 1990. As a result of this testing it was proved that biodiesel is no health threat, because it is non-toxic, completely biodegradable, and has no carcinogenic compounds

         o Reduces demand for petroleum. For a 20/80% biodiesel blend the demand for fuel is reduced between 1-2 %



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COMPETITIVE ANALYSIS

Biodiesel is a fairly new industry with relatively few competitors. According to the National Biodiesel Board, currently there are 18 biodiesel fuel suppliers/marketers in the Unite States.(13) This represents an increase of 81% from 1996. See Table 2 for the bigger suppliers of biodiesel. This business is very capital-intensive, with the high cost of raw materials and very expensive transportation of the end product to market. Most of our competitors have limited production capacity and very high production costs. Therefore, our competitors' ability to increase capacity to meet demand is very unlikely. IBBC is poised to expand to meet the demand for biodiesel. IBBC's management believes that demand will be greater than the available capacity to produce biodiesel. In addition, the steady supply of a renewable, alternative fuel such as biodiesel will minimize fuel price fluctuations and will maintain a competitive market as well.

The majority of our competitors sell B100 which is 100% biofuel and very expensive. IBBC has a plan to build in the technology for processing and mixing biodiesel with petroleum diesel and offering a product B20 which is 20% bio and 80% diesel which is compatible with pricing and the existing petroleum infrastructure distribution. In this market, B100 (100% biodiesel) is 30 to 50% more expensive than petroleum diesel and customers are very sensitive to price. IBBC predicts that current competitors do not have the capacity and sustainable growth potential to meet the predicted demand of 8.8 billion gallons by 2008.


                   Table 2: The Biggest Suppliers of Biodiesel
================================================================================
                                     Current Production     Production Capacity
         Company                         (gallons)              (gallons)
================================================================================
Ag. Environmental Products                  NA                      NA

Baker Commodities                        4,000,000              5,000,000

Biodiesel Industries                     3,000,000              5,000,000

Griffin Industries                      10,000,000             12,000,000

Ocean Air Environmental                   100,000              10,000,000

World Energy Alternatives                   NA                     NA

West Central Soy                            NA                 12,000,000

Yakayo                                    156,000               1,000,000

Total                                   17,256,000             45,000,000
--------------------------------------------------------------------------------


----------
(13) www.biodiesel.org/buyingbiodiesel/producers_marketers

Our plan is to grow fast and expand our capacity to meet demand and to form agreements with petroleum distributors that will allow us to use their line of customers. Our B20 product will be mixed on site and sold to commercial, state and municipal fleets through major petroleum distributors. The capital-intensive requirement for the production of biodiesel along with the necessary established relationships with key distributors constitutes significant hurdles to entry for prospective competitors. Although IBBC has limited information with respect to production capacity available, IBBC believes that these producers operate lower volume, higher cost production facilities and do not have the continuous flow production technology. IBBC is aware of higher production capacity for biodiesel in Europe, Eastern Europe, Canada, Australia and possibly India. However, these competitors do not pose an immediate threat to our market niche.

IBBC's continuous flow production technology is more efficient than our competitors and takes 20% less capital. IBBC plans to move fast to production and expansion in the U.S. and Internationally, establishing a dominant position. IBBC's competitive edge is entering the renewable fuel supply industry with the most advanced technologies such as continuous flow production and expertise that will bring the opportunity for gaining market share. Management believes that through continuous learning and research IBBC's technology will prove to be a major advantage for a sustained competitive position.


Risk Factors

The risks associated with this project are evident. This is a new industry and there is very limited history in relation to profits compared with a matured/developed market.

A few of the risks associated with IBBC business are the:

         o Difficulty in executing its business plan and significantly grow its business
         o Difficulty in negotiating agreements with existing petroleum distributors
         o Difficulty in securing long term contracts with raw material suppliers
         o        Limited availability of suppliers that offer soybean oil
         o        Fluctuation in prices of raw material
         o        Fluctuation in price of petroleum diesel

Other risks associated with this business that have equal weight are the increased number of competitors that offer competitive prices, and the ability of IBBC to sustain its competitive advantage. Most important is IBBC's ability to meet its financial needs in order to complete the operating plants.

A major risk factor is the need for IBBC to achieve an aggressive brand promotion and a rapid expansion in production and distribution.

A few of the risks associated with biodiesel use are:

Cold weather can cause gelling - if B100 is used. B20 product freezes at slightly higher temperatures than petroleum diesel. B100 will freeze at 25(Degree) F. However, B20 has been used in Wisconsin and Iowa during -25(Degree) F with no problems.(14)

                                    [GRAPHIC]

Increase frequency of oil change interval, frequent filter changing caused by filter plugging, and injector deposits - if B100 is used. B20 has the same maintenance requirements as petroleum diesel.

Requires special storage and handling procedures - B100 does not catch fire easily and spills degrade four times faster than petroleum diesel which makes it safe to handle, transport and store.

Adverse effect on fuel system components - B100 will soften and degrade certain types of elastomers and natural rubber components with time. This is not happening with B20. It is recommended that these parts be replaced with compatible elastomers if using B100.

Poor oxidation stability - Long-term storage problems must be considered for B100. B100 may cause corrosion of the fuel system or reduced oil drain intervals. The most important thing to remember is that most major engine manufacturers have declared the use of B20 will not void their warranties.


----------
(14) National Biodiesel Board Cold Filter Plug Point IP-309

MARKET ANALYSIS

The Wall Street Journal and the New York Times present positive facts about biodiesel development. On Thursday, May 9, 2002, both papers carried an article about biodiesel as "one of the most important energy and environmental stories of the decade - the biodiesel story."(15)

The Wall Street Journal presents the possibility of transforming a plentiful plant into a fuel that "powers trucks, buses and tractors, doesn't pollute the air and creates an exhaust that smells like French fries."

The Wall Street Journal stated the benefits, which would allow the US to reduce imported foreign oil and substitute it with "home grown, renewable, clean, biodegradable biodiesel made from domestic soybean oil."

IBBC believes that the biodiesel industry is in position to make the logical transition from traditional fuels to the future of biogradable/environmentally friendly fuels. According to the National Biodiesel Board(16), biodiesel is one of the fastest-growing alternative fuels in the country. The National Biodiesel Board also points out that the U.S. production of biodiesel is expected to grow to more than 80 million gallons in 2003.

The U.S. Department of Energy states that due to growing demand and relatively few suppliers, the cost of B20 is relatively high ($1.79 per gallon.) Despite new market opportunities for alternative fuels created by ACCC and the Energy Policy Act of 1992 (EPACT), biodiesel commercialization still faces a number of regulatory and market barriers. The high price of 100% biodiesel makes it tougher to commercialize, therefore a blend of 20% biodiesel and 80% petrolium is more economically feasible.

Congress is considering legislation that would require vehicle fuel sold in the United States to contain a minimum renewable content(17) (biodiesel.) The U.S. Department of Energy projects that renewable fuel use for highway energy(18) would increase from 1.9 billions gallons to more than 8.8 billion gallons by 2008.

New York State has a great demand for alternative fuel and is a good example of the need for biodiesel. New York State offers tax credits and incentives for biodiesel produced within the state because NY State is considered one of the most polluted areas. The Governor's Clean Fuel Vehicle Counsel in New York State established a goal for 100% of all state fleets to use alternative fuel by 2010. This implies that all New York buses and government fleets will use biodiesel.

----------
(15) Wall Street Journal 5/09/02 and NY Times (Sunday edition) 5/12/02
(16) National Biodiesel Board (NBB) is the national trade association representing the biodiesel industry as the coordinating body for research and development in the US.
(17) An Economic Analysis of Legislation for a Renewable Fuels Requirement for Highway Motor Fuels. John M. Urbanchuk, AUS Consultants. November 7, 2001.
(18) Annual Energy Outlook 2001 with Projections to 2020. Report DOE/EIA-03833. Energy Information Administration, U.S. Department of Energy. Table 33. December 22, 2000.

The need for biodiesel has grown dramatically during the last few years and is growing faster than any other alternative fuel. According to the Energy Policy Act amended in 1998(19) biodiesel fuel must be used as a way for federal, state, and public utility fleets to meet requirements for using alternative fuels. The EPAct provision caused the sharp increase in biodiesel use by federal agencies, which includes the U.S. Postal Service(20), the U.S. Department of Energy and the U.S. Department of Agriculture(21). Others such as school districts(22), transit authorities, national parks, public utility companies, and garbage and recycling companies also use biofuel.

IBBC is poised to take advantage of this great demand for biodiesel, and plans to capture a significant market share by planning to open 12 manufacturing plants that will run continuously around the clock. IBBC believes that with the help of government subsidies and tax provisions it can become profitable by 2006. More specifically, the Senate energy package(23) which includes tax provisions such as one-cent reduction in the fuel exercise tax for every one percent of biodiesel blended into standard diesel fuel up to 20% total. According to the American Biofuels Association the biodiesel sales could reach 2 billion gallons per year, or about 8% of diesel consumption.


                                [GRAPHIC]


The reliance on petroleum reserves for transportation fuel, home heating and energy is a great concern to all. Recent geopolitical conditions and market supply concerns have created a demand for renewable fuel resources. Local and federal governments have gotten involved and are now offering tax incentives and credits to companies that produce and supply the market with renewable fuels. To lower the cost of biodiesel, lawmakers have proposed tax incentives bills which are currently being deliberated by Congress. If legislation is approved to cover the high costs of feedstock, we would see biodiesel use expand dramatically. The Biodiesel industry is growing rapidly all over the world. In the U.S. the biodiesel industry grew from 500,000 gallons in 1999 to 15,000,000 gallons in 2002. The average annual growth rate from 1999 to 2002 is approximately 217%.

------------------
(19) Energy Policy Act provision amended in 1998
(20) U.S. Postal Service
(21) The U.S. Departments of Energy and Agriculture
(22) News- Dec. 3, 2002 - Americans Support Biodiesel Incentives for Use in School Buses
(23) H.R. 4843 introduced in House of Representatives to amend the Internal Revenue Code of 1986 to provide tax incentives for the use of biodiesel as a fuel.

Currently, there is no one big producer of biodiesel. However, with current production incentives under state and federal programs the growth will continue to expand in the U.S. This substantial increase in biodiesel production all over the world and especially in the US is because biodiesel shares similar marketing opportunities as conventional diesel. IBBC plans to market biodiesel as a substitute for conventional diesel, emphasizing the health benefits that are our society's concern.

Our prospective customers are companies that use diesel fuels and have to meet EPA standards. This includes companies such as city bus transit authorities, governmental fleets and local fleets. IBBC believes by targeting these companies it can grow its market share faster.

The criteria for air pollutants presented by the Clean Air Act of 1990 encompasses many different sources and methods of clean up. However, as pollution gets worse, pollution controls are required for smaller vehicles such as SUVs. SUVs are the fastest growing car market in the U.S. One out of four vehicles sold in the United States is an SUV. If the United States regulations are requiring using renewable energy uniformly within the states, we foresee a huge market potential with SUVs owners. SUVs consume the largest amount of gasoline and if they were converted to diesel engines the need for biodiesel will increase. By using a percentage of biodiesel we will not only preserve and extend our gasoline resources but also improve our ecological concerns.

IBBC projects an annual growth of 150% for biodiesel. Due to political and economic reasons the prices for fuel are increasing. IBBC believes the price of biodiesel under current economic conditions can be competitive with petroleum diesel. IBBC also believes that customers are willing to pay a 10% premium for environmental benefits that biodiesel offers compared to petroleum diesel.

Key points in IBBC's marketing strategy:
         o        Emphasize health benefits
         o        Offer competitive prices
         o        Produce high quality fuel that meets EPA standards
         o        Create strong distribution channels
         o        Create contracts with governmental agencies

IBBC recognizes that demand for its product will increase as biodiesel gains acceptance. IBBC is prepared to compete in a market stimulated by environmental laws, advertising and marketing expenditures and future price decreases for biodiesel. IBBC distinguishes its products from competition through technology and quality improvements. IBBC costs to produce will be reduced through efficiencies and manufacturing improvements so that cost savings can be passed on to customers through more attractive prices and/or payment terms.

IBBC's objective is to achieve a considerable market share by the 2nd production year and maintain this share through 2008. IBBC will price its biodiesel competitively to gain and maintain this share, avoiding erratic price shifts regardless of competition. IBBC also intends to attain a 5% of sales marketing and advertising investment as quickly as possible and continue that investment. Through these strategies, IBBC will position the company to take advantage of an exploding market fed by increasing petroleum diesel prices and expanding demand for renewable fuel.

Currently there are approximately 3,300,000 cars and trucks on the highway that run on 85% alternative fuel and the number is increasing.(24) This represents less than one percent of the onroad vehicles in the United States. This trend projects an annual increase of 20% in the number of alternative fuel vehicles. Therefore, as the number of alternative fuel vehicle increases the demand for biodiesel increases.


Cost

Biodiesel B100 (100% bio) currently cost between $1.75 and $3 per gallon depending on the feedstock used. Feedstock costs account for a large percent of direct production costs, including capital cost. It takes about 7.4 pounds of soybean oil, which costs about 23 to 25 cents per pound(25) to produce one gallon of biodiesel. Feedstock costs alone are at least $1.73 per gallon of soy biodiesel. Currently, without credits generated under the Energy Policy Act of 1992(26) (EPA) and State and Federal Government support, biodiesel is not economically viable to produce.

Fats and greases cost less and produce less expensive biodiesel, sometimes as low as $1.00 per gallon. It is proven that the quality of the fuel is similar to soy biodiesel fuel.

IBBC is working on improving its production technology to make biodiesel cost competitive with conventional fuel. However, according to the article on cost of oil on humans and the environment "the true cost of oil is not $30 per barrel it is $60 per barrel" if we incorporate the heath costs into the price paid per barrel.


IBBC intends to devote a major portion of its research efforts to making improvements in the following area:
o        Locating a lower cost feedstock.
o        Developing less expensive processing equipment.
o Finding markets for the process byproducts such as glycerin and residue.

----------
(24) Bill H.R. 318 - Biofuels Air Quality Act
(25) Chicago Board of Trade soybean oil futures
(26) Section 153 of H.R. 4 and Section 817 of S. 1766 formalize DOE's January 2001 administrative decision to accept biodiesel for credit under EPAct.

IBBC believes improvements in these areas will have a direct favorable impact on its production costs.

Product (S)

The primary products sold will be:
         o B20 for government and municipalities and commercial use - bus fleets and heavy-duty trucks, construction and agricultural vehicles. For residential use - home heating oil systems.
         o Bulk glycerin for industrial, food, pharmaceutical and cosmetics sectors for domestic and international markets.
         o Solid soy waste for the industrial plastics and construction industry and animal feed.

Even though each product category has multiple and overlapping target markets and customer applications, the three primary end user product line offerings are as follows:

         o B20 - is a combination of 20% biodiesel and 80% conventional diesel. This blend is obtained by mixing the two fuels at the required percentages on a volume basis. Studies have shown that a 20%/80% blend gives a significant reduction of emissions with the same power output as diesel. B20 is the optimum blend of biodiesel and diesel fuel. IBBC will contract with independent distributors as may be necessary. IBBC will market under its own brand (to be determined) and private label.

         o Glycerin - is a by-product. Glycerin is used in drugs, cosmetics, resins, polymers, toothpaste, paints, paper manufacturing, lubricants, textile and rubber. Currently, there is a rising demand for glycerin according to the USDA.(27) Glycerin prices fluctuate depending on supply and demand factors. Current prices are between $1.05 and $1.08 per pound. The market is expected to grow 3% to 4% per year through 2008. According to USDA, the continuous increase in demand for glycerin will result higher prices. IBBC will provide bulk glycerin to customers to fill their tanker trucks.


----------
(27) Economic Research Service, United States Department of Agriculture, September 1996 - Glycerin Uses Continue to Expand.

Sources

IBBC has the technology that can easily produce biodiesel from a number of feedstock and vegetable oil such as:

        o        Soybeans
        o        Rapeseed (canola)
        o        Recycled cooking oil
        o        Fats and greases
        o        Sunflower seeds
        o        Cotton seeds
        o        Flaxseed

On January 2, 2003, The Wall Street Journal reported that U.S. farmers planted a record of 73 millions acres of land in soybeans during 2002. Currently, there is a 2 billion gallon surplus of soybean oil in the market.

Feedstock considerations:
        o        Availability and cost
        o        Multiple feedstock selection
        o        Quality and consistency
        o        Preparation for meeting ASTM standards

IBBC continues to investigate possible efficient, cost-effective processes for producing biodiesel from other feedstock such as waste from agricultural crops, waste from food and beverages processing and other sources.

MARKETING PLAN

Biodiesel is in a position to gain from projected EPAct fleet needs, state and Federal procurement requirements, and retail and farm interests. IBBC will provide reliable, affordable and quality fuel that is locally produced and meets the EPA standards. The nature of the product and the distribution channels available for fuel suggest that IBBC will sell more effectively through major petroleum distributors. IBBC plans to market its biodiesel products in 3 categories:

o   State and municipal fleets
o   Commercial fleets
o   Home heating application

Government fleets
IBBC will devote a major effort to securing contracts with state and federal agencies that control large fleets of government vehicles. This will provide an immediate large customer base.


Commercial fleets
IBBC plans to have contractual agreements in place with major petroleum companies before production. Some of the potential customers are: School buses, UPS, Federal Express, and large commercial bus companies. Also, aligning with a few major fuel distributors may accelerate market penetration.


Retail Consumer
In the retail consumer category, a premium biodiesel product is distinguished from other available products by its source and its characteristics "biogradability, environmentally friendly and unlimited availability." IBBC will market its biodiesel product by highlighting the unique characteristics of the fuel, namely its biodegradability and its environmental benefits, and desirable smell. IBBC will use its star image in its marketing and brand identification. The company will price its star biodiesel brand to be competitive to other domestic brands. IBBC will sell to gas station chains. The company believes that its products originating from soybeans will have a general reputation for being nontoxic, trustworthy and natural.


Home Heating Consumer
The IBBC business model does not include home heating but the company plans for a biodiesel home heating rollout following the retail rollout. The Company will distribute and market its biodiesel as a premium home heating product. It will seek brand identification by offering quality service and a distinctive quality product. Residential sales will be generated and serviced using third party independents, as the market requires. IBBC will also use its own sales personnel to market its home heating biodiesel. The sales effort will emphasize its organic qualities, and tax advantages. IBBC will use Yellow Page advertising, radio, television and billboard advertising campaigns. IBBC will also sponsor local area professional sports and events, participate in trade shows, and will be highly involved in community and charitable events.

Sales and Distribution

Biofuels such as biodiesel are compatible with existing petroleum storage, distribution and retail structures.

Commercial Consumer
Through a combination of rail and transport track, IBBC believes that this will enable the biodiesel product to access any market in the US in a reasonably efficient manner. Transportation costs can be as low as a few cents per gallon in markets close to the plants or slightly higher if distance increases.

Retail Consumer
IBBC will use major diesel distributors for the distribution of its retail consumer products. IBBC is using distributors to achieve an efficient use of capital for maximum market penetration. Diesel distributors purchase B20 and then wholesale it to retail chains gas station or make bulk retail sales.

Residential Consumer
IBBC investigates customer needs, and wants, and market size. IBBC assesses the possibility of ease of penetration for this market segment. This market is ready and willing to accept an environmentally friendlier fuel if properly marketed.

OPERATIONS

IBBC has addressed issues such as the level of integration, technology selection and organizational structure. The following areas are under evaluation by IBBC for the CT plant.
        o   Project engineering
        o   Process engineering
        o   Construction management
        o   Start-up planning and implementation
        o   Plant management

The project requires approximately 100 million dollars to complete the 12 strategically located plants throughout the United States. IBBC has been granted the exclusive license from American Bio-Fuels to produce biodiesel using the continuous production technology and the exclusive patent rights from ABF for the Connecticut plant. They have been granted a non-exclusive license for the rest of the U.S. and abroad. This sets IBBC in a competitive position, using the most technological advanced process, and allowing for an effective pricing strategy.

IBBC uses continuous flow process technology from ABF. The process is characterized by:
        o   Compact size
        o   Low-pressure transesterification process
        o   Low cost electrical power
        o   Extraction of glycerine
        o   Distillation of final product to ensure the highest quality

IBBC plans to build its production facilities in strategic locations which will enable them to reach metropolitan areas within short distances. Currently, IBBC's management is working to achieve favorable agreements with the largest petroleum distributors to service these market areas.

The goal of IBBC is to produce the highest quality product with the lowest cost of production. IBBC recognizes the importance of improved efficiency in technology for attaining its goal. Therefore, IBBC investigated all possible partnerships with biotechnology companies that will result in higher yields and lower production costs.

 IBBC's strategic alliance with ABF reduces the cost and technical risk for foreseeable production in 2004. IBBC intends to achieve the production of 20 million gallons of B20 per plant and incrementally increasing the number of plants until 2008. IBBC plans to have 12 plants by 2007 placing in the market 240 million gallons of B20 by 2008. IBBC anticipates the demand for biodiesel for fuel use to grow at about 150% if government mandates the use of biodiesel as a renewable fuel.

Processing

Biodiesel is produced by transesterification of the oil feedstock or yellow grease with methyl alcohol under alkaline conditions by using high temperatures and pressures to increase the solubility of liquid phases. In order to separate the components, this process uses a catalyst such as sodium hydroxide (NaOH). In settling tanks, the process of separating glycerin from biofuel takes place after which the wash and dry cycle cleans the resulting methyl esters. The process is modular and extra capacity can be added at a low cost without interruptions.

The following are the steps in the process that purifies biodiesel:

         o Methanolification /Esterification - in the 1st phase methanol and a catalyst is added to feedstock oil.

         o Neutralization/Separation - in the 2nd phase, the co-product glycerin is separated from biodiesel after the complete reaction.

         o Washing and Drying - is the last phase in which biodiesel is refined through distillation and filtering.

See Transesterification Process

This process turns oils and fats into esters by separating out the glycerin from biodiesel. The process of converting feedstock oil into biodiesel fuel is called transesterification or neutralizing the free fatty acids in oil by removing the glycerin, creating biodiesel, which is an alcohol ester. This is accomplished by mixing in methanol and sodium hydroxide (NaOH) with feedstock oil. The entire mixture then settles in settling tanks where glycerin is left at the bottom and separated from the methyl esters or biodiesel, which is left on top. Finally, the methyl esters are washed, filtered and refined. The last step in the process of B20 is the blending of 20% biodiesel with 80% conventional diesel.



--------------------------------------------------------------------------------

10 lbs soy oil + 0.9 lb catalyst (methanol + NaOH) = 9.7 lbs biodiesel + 1.2 lbs glycerin

--------------------------------------------------------------------------------
See Production Utilization Rate

                           Transesterification Process

In four phases in the process of transesterification of biodiesel are as follows:

        o   Phase I - Methanolification/Esterification
        o   Phase II - Neutralization
        o   Phase III - Wash & Dry Cycle



                                   [GRAPHIC]

The breakeven point for biodiesel production is at 166,666,667 gallons sold. After this point, the business will have more revenues than operating costs.


                                [GRAPHIC]


Facilities

Facilities are designed to incorporate a production plan with 6 module of 3.3 million gallons capacity of feedstock each, to reach a 20 million gallon capacity. This design will allow scheduled maintenance to be performed without interrupting production.

The design for the plants is the same as the pilot plant at Adelanto, CA. The design is modularized and accommodates 3.3 million gallons of soybean oil or yellow grease per module per year. The project accommodates six separate double modules to reach a 20 million gallon capacity goal. The modularized plant design allows maintenance without shutting down the entire plant. Also, modules reduce the construction costs. Each plant will also accommodate receiving and unloading, fuel blending, and storage.

The facilities must be design to accommodate the following functions:

        o    Raw material receiving and storage
        o    Preparation procedure
        o    Mixing of methanol and catalyst with soybean oil
        o    Settling procedure
        o    Washing and drying
        o    Control system
        o    Glycerin storage
        o    Biodiesel storage

                          Domestic Manufacturing Plants



                                   [GRAPHIC]



--------------------------------------------------------------------------------
IBBC plants installed in States with high production of soybeans: IA, IL, MN, IN, MO, NE, OH, SD, AR, and ND.
--------------------------------------------------------------------------------

                                      IBBC
                            Organizational Structure




                                   [GRAPHIC]

MANAGEMENT PROFILE

Mr. LeeRoy Allen, Jr. is the President, CEO and Director of International Biofuels & Biochemical Corporation. Mr. Allen, Jr. has a combined 28 years business experience encompassing compliance, finance and stock brokerage. Mr. Allen has a combination of public and private industry business experience. SeeAttached.

Joe LaStella - Project Manager
Joe LaStella has been a corporate executive or business owner of multiple public and private companies over 21 years period. Mr. LaStella is also a licensed Professional Engineer. The focus of his career have included development of electric and hybrid electric vehicles, super-efficient engine research, alternative fuels, emission control equipment, recycling technology, mining technology, power generation and agricultural engineering. Mr. LaStella is one of the principals involved in setting up American Bio-Fuels, and is responsible for inventing the continuous flow production process by drawing on technology from a variety of industries including mining, recycling and agricultural industries. In 1998, Mr. LaStella was nominated Entrepreneur of the Year by Merrill Lynch. Mr. LaStella worked for Consolidated Edison Company in New York City for over 20 years in various engineering and management positions. Mr. LaStella achieved a prominent position in the company as Technical Superintendent. This included supervision of design and field installation of all the major vertical networks in high-rise buildings in Manhattan. Mr. LaStella directed the activities of over 70 design and field engineers that installed vertical electric networks that ranged from 1 to 10 MW each. Other major activities included supervision of the operation of 2800 MW of gas turbine generators in five boroughs and Westchester County, NY. Mr. LaStella was also a research liaison for ConEd in connection with development of a 1 MW fuel cell and testing of various technologies on gas turbines. Mr. LaStella is currently overseeing the installation of the first production module in Adelanto, California and has been responsible for decisions related to tank design, construction and installation at the site. Mr. LaStella is also working closely with permit officials in Adelanto, California to insure that the plant complies with all safety, environmental and other permit requirements for operation of the plant.
See Resume Attached

FINANCIAL

Capital Requirements
The IBBC is presently seeking to raise the sum of One Hundred Million Dollars ($100,000,000). Based on current projections, IBBC believes that these proceeds will be sufficient to achieve its business plan. After the first two years of operation, IBBC will be able to fund all operation, marketing, and product development costs internally.

See Attachments:
        o   Use-of-Proceeds
        o   Profit/Loss Projections '04-`08
        o   IBBC Valuation

EXIT STRATEGY

The fuel industry is an ever-changing field. The demands for fuel are great and the ability to maintain a high level of supply is challenging. IBBC is in the process of developing state-of-the-art manufacturing facilities that will provide affordable, and accessible B20 that meets the immediate needs for alternative fuel demand. Through its continuous flow production technology, IBBC is expected to become a major player in this industry.

Determining whether IBBC will meet its overall financial goals requires considerable judgment and involves making a number of assumptions. Modifying any assumptions can impact the estimated fair value and the recoverability of the required investment. True valuation is not possible because it involves risks, uncertainties and assumptions that are not easily identifiable and quantifiable. The exit strategy assumed in this case is selling the business. However, based on the future valuation projected EBITDA in 2008 at a multiple of earnings of 5x to 10x IBBC's value should be in the range of $343,033,600 to $686,067,200.
See IBBC Valuation

SOURCES OF INFORMATION:

http://www.dieselnet.com/news/0211epa.html
------------------------------------------
http://users.vnet.net/w123d/w123d/articles/biodieselepa.htm
-----------------------------------------------------------
http://www.epa.gov/otaq/models/analysis/biodsl/p02001.pdf
---------------------------------------------------------
http://www.biodiesel.org/
-------------------------
http://www.epa.gov/otaq/fuels.htm
---------------------------------
http://www.dsireusa.org/
------------------------
http://www.dsireusa.org/library/includes/map2.cfm?CurrentPageID=1&State=CT
--------------------------------------------------------------------------
http://www.boston.com/dailynews/363/economy/interest_in_biodiesel_grows_deP.
----------------------------------------------------------------------------
shtml
-----
http://www.worldenergy.net/
---------------------------
http://nbb.org/
---------------
http://www.ji.org.ua/en/potential/
----------------------------------
http://www.greenfuels.org/newsarch.html
---------------------------------------
http://www.greenfuels.org/newsarch.html#biodiesel
-------------------------------------------------
http://www.biodiesel.org/resources/pressreleases/fle/120602_SchoolbusStudy.pdf
------------------------------------------------------------------------------
http://www.eren.doe.gov/der/microturbines/pdfs/microtext.pdf
------------------------------------------------------------
http://www.eia.doe.gov/oiaf/servicerpt/mtbe/pdf/sroiaf(2002)06.pdf
------------------------------------------------------------------

                                   ATTACHMENTS

                                   Assumptions
========================================================================================================

$100,000,000                   project cost, excluding mixing
62,500                         daily production per plant
12                             plants throughout U.S. in production by 2007

Price per gallon
                               B20                                                                 $1.60
                               B100                                                                $2.25

Capacity with 20 million gallons Module
Gross capacity                 20.6 million gallons per year of soybean
                               oil plus 1.8 million lbs catalyst (shrinkage
                               results in 20 million gallons net)
Glycerin out                   2.6 million pounds per year                                         $0.10
Daily capacity                 62,500 gallons per day
Number of days                 320 days

Financial Projections IBBC '04-'08
                               Growth Rate/Productions Utilization is a function of escalating production from a low base of 50% to 70% over 5 years

                               Gross Margin estimated at                                              22%
                               EBIDTA Margin estimated at                                             19%
                               Depreciation of Fixed Assets
                               straight line over 15 years
                               Income Tax Rate                                                        38%

Management                     Search in process
Board                          In process of being organized


                           IBBC Production Utilization

Year 1               Production Utilization Rate at         100%      Plants    Production Capacity       $ Price    Annual Sales
               Product Mix                                                                    20,000,000
               B100
               Diesel
               B20                                                                                         $1.60      $32,000,000
               Total                                                     1                    20,000,000              $32,000,000
Year 2               Production Utilization Rate at         100%                Production Capacity        Price     Annual Sales
               Product Mix                                                                    20,000,000
               B100
               Diesel
               B20                                                                                         $1.60      $64,000,000
               Total                                                     3                    40,000,000              $64,000,000
Year 3               Production Utilization Rate at         100%                Production Capacity        Price     Annual Sales
               Product Mix                                                                    20,000,000
               B100
               Diesel
               B20                                                                                         $1.60     $128,000,000
               Total                                                     6                    80,000,000             $128,000,000
Year 4               Production Utilization Rate at         100%                Production Capacity        Price     Annual Sales
               Product Mix                                                                    20,000,000
               B100
               Diesel
               B20                                                                                         $1.60     $256,000,000
               Total                                                     9                   160,000,000             $256,000,000
Year 5               Production Utilization Rate at         100%                Production Capacity        Price     Annual Sales
               Product Mix                                                                    20,000,000
               B100
               Diesel
               B20                                                                                         $1.60     $332,800,000
               Total                                                    12                   240,000,000             $332,800,000

                                 Use-of-Proceeds


For Construction:

    Research and Planning:                                  $1,500,000
    1) Feedstock contractual agreements
    2) Test US ASTM 6751 specifications for biodiesel
    3) Fundamental planning
    4) Various applications


    Construction and all the necessary equipment            $16,994,000
    (See Construction Costs Estimate per Plant)

    Trucks and automobiles                                   $1,003,000

    Office Equipment                                           $503,000
    1) Computer systems
    2) Furniture and fixtures


                                         Estimated Total - $20,000,000 per plant

                          Construction Cost Estimates

  Plant Components
             4 Stage I Reactors    (825 gallons each @ $32,000 each)             $128,000
             4 Stage I Settling Tanks (450 gallons each @ $16,000 each)           $64,000
             4 State II Reactors (450 gallons each @$20,000 each)                 $80,000
             7 Stage II Settling Tanks (1425 gallons each at $45,000 each)       $315,000
             System Plant Components with footings                                $65,000
  Tank farm for incoming/outgoing material (20 days supply)
             Incoming crude oil tanks
             -----------------------
             Steel tanks (280,000 gallons X 6)                                   $840,000
             Outgoing biodiesel tanks
             ------------------------
             Steel tanks (240,000 gallons X 6)                                   $720,000
             Methanol tanks
             --------------
             Stainless steal tanks (42,000 gallons)                              $168,000
             Sulfuric acid tank and pump
             ---------------------------
             Stainless steal tanks (4,000 gallons)                                $16,000
  Washing & Drying Cycle
             Esther Washing and Drying Equipment Package                         $400,000
  Infrastructure Support System
             Steam Supply System                                                 $225,000
             Air Compressor System                                                $50,000
             Cooling Towers                                                       $65,000
             Air Treatment System                                                 $55,000
             Containment system for Washing & Drying                              $65,000
  Electrical System
             Plant connections and systems wiring                                $450,000
  Plumbing System
             Piping, valves, fitting, interconnections                           $420,000
  Control System
             Control, connections, transducers, computers                        $430,000
  Lab Facility
             Testing equipment for methyl esther, glycerin                        $85,000
  Safety & Fire Technology
             Extinguishers, first aid, special equipment                           $9,000
  Utility Services
             Gas supply                                                           $75,000
             Electrical supply                                                    $75,000
             Backup generator                                                     $50,000
  Site Preparation Costs
             Bulldozer, excavation, other work                                    $25,000
  Building & Loading Docks
             16,000 square feet @$20/ft.                                         $320,000
             Loading docks for truck load/unload                                  $75,000
  Miscellaneous labor
             Welding work                                                         $75,000
             Construction labor                                                   $50,000
  Transportation
             Production Tanks shipping                                            $30,000
             Package systems                                                      $20,000


  Engineering & Project Management
             Engineering & Design                                                $300,000
             Project Management                                                  $280,000
  Contingencies
             10% of project cost                                                 $600,000
  Project Cost                                                                 $6,497,000

  Building                                                                       $500,000

  Land                                                                         $1,500,000

  Estimated Total Cost                                                         $8,497,000

                           Projected Income Statement

 Year                                   2004             2005            2006               2007           2008
 ----                                 ---------       ----------      ----------         ----------     ----------
Total sales                          32,000,000       64,000,000     128,000,000        256,000,000    332,800,000

Cost of goods sold                   25,000,000       50,000,000     100,000,000        200,000,000    260,000,000

Gross Profit (22%)                    7,000,000       14,000,000      28,000,000         56,000,000     72,800,000
                                      ---------       ----------      ----------         ----------     ----------

Selling general & admin. expenses       800,000        1,600,000       3,200,000          3,225,600      4,193,280
 Income from operations (EBITDA 19%)  6,200,000       12,400,000      24,800,000         52,774,400     68,606,720
Interest Income                       3,087,733        2,787,966       1,573,452            329,353              0
Interest Expense                              0                0               0            598,653      1,894,988
Depreciation Expense                  1,333,333        2,577,778       6,000,000          9,416,296     13,060,741
                                      ---------        ---------       ---------          ---------     ----------

Pre-tax income (loss)                 7,954,400       12,610,188      20,373,452         43,088,804     53,650,991
Income taxes at 38%                   3,022,672        4,791,871       7,741,912         16,373,746     20,387,377
Net profit                            4,931,728        7,818,317      12,631,540         26,715,058     33,263,614
Credits                               4,800,000        9,600,000      19,200,000         38,400,000     49,920,000
Net profit + credits                  9,731,728       17,418,317      31,831,540         65,115,058     83,183,614

Cash flow
Net Profit                            9,731,728       17,418,317      31,831,540         65,115,058     83,183,614
Depreciation                          1,333,333        2,577,778       6,000,000          9,416,296     13,060,741
Cash flow                            11,065,061       19,996,095      37,831,540         74,531,354     96,244,355
Cumulative Cash Flow                                  31,061,156      68,892,696        143,424,050    239,668,406

                              IBBC Future Valuation

================================================================================
Valuation   Equity $100,000,000 represents 16x Projected EBITDA for
            2004, first year operations

            Potential Exit-Sale Values Based on 5x, 8x and 10x

    5x      EV/EBITDA in 2008 = 68,606,720 at avg. 5x                343,033,600

            less: Long Term Debt                                               0

            Equity Value                                             343,033,600

    8x      EV/EBITDA in 2008 = 68,606,720 at avg. 8x                548,853,760

            less: Long Term Debt                                               0

            Equity Value                                             548,853,760

    10x     EV/EBITDA in 2008 = 68,606,720 at avg. 10x               686,067,200

            less: Long Term Debt                                               0

            Equity Value                                             686,067,200

Projected EBITDA Margin for IBBC -                                   19%

Industry range -

================================================================================

                        VITAE - Joseph P. LaStella, P.E.

EDUCATION
B.A., Civil Engineering, City University of NY   Aug. 1968 -May, 1972
Professional Engineering License:   1973

WORK EXPERIENCE
Joe LaStella has been a corporate executive or business owner of multiple public and private companies over a 21 year period. Focus of activities have included development of electric and hybrid electric vehicles, super-efficient engine research, alternative fuels, emission control equipment, recycling technology, mining technology, power generation and agricultural engineering. Business activities now and business and work activities in the past include the following:

Consulting Engineer             American Bio-Fuels
      2000-2001
Principal involved in setting up American Bio-Fuels, a corporation producing biodiesel fuel using a proprietary continuous flow production process. Mr. LaStella invented the continuous flow production process by drawing on technology from a variety of industries including mining, recycling and agricultural industries. Mr. LaStella is responsible for oversight of the design, engineering and construction crews now installing the first plant in Adelanto, California. Mr. LaStella has worked with several other chemists to optimize the process based on the initial design. Mr. LaStella is also responsible for initial analysis that suggests production throughput could be increased with use of soybean oil based on laboratory models. Mr. LaStella has been undergoing in-house testing of various additives in combination with biodiesel to test emission and fuel economy benefits using EPA approved test equipment.

BAT International:
      1992-2000
BAT is a public company with approximately 12,000 shareholders and a market valuation fluctuating between $3 million and $240 million. BAT is a holding company that owns a stock position in a set of private companies involved in the development or marketing of various alternative fuel or super-efficient vehicle techologies. As President, Mr. LaStella was able to complete numerous R&D projects related to alternative fuels and integrate technologies into production operations in the US and globally. This has included creating research or strategic alliances with major corporations including Lockheeed Martin (Industrial Offset Program), Daimler Benz/VW consortium DAUG (licensing) and others. Mr. La Stella was responsible for the R&D and engineering of electric vehicles that in 1994 EV America testing (Dept. of Energy evaluation of electric vehicles ready for fleet use) were able to get top performance in more than half of the major categories. BAT holds world records for longest distance travelled by a electric vehicle on a single charge, vehicle in cold weather on a single charge and electric bicycle on a single charge. Technology developed has included electric vehicles, hybrid electric vehicles, batteries, electric drive systems, electric bicycles, super-efficient engine technology, advanced lubricants and emission control devices. In 1998, Mr. LaStella was nominated Entrepreneur of the Year by Merrill Lynch.

Consolidated Edison Company:
     1958-1978
Mr. LaStella worked for Consolidated Edison Company in New York City over 20 years in various engineering and management positions. Mr. LaStella achieved a prominent position in the company as Technical Superintendent. This included supervision of design and field installation of all the major vertical networks in high rise building in Manhattan. Mr. LaStella directed the activities of over 70 design and field engineers that installed vertical networks that ranged from 1 to 10 MW each. Other major activities included supervision of the operation of 2800 MW of gas turbine generators in five boroughs in Westchester County. Mr. LaStella was also a research liaison for the company in connection with specific research projects detailed below.

RESEARCH PROJECTS:

Consolidated Edison       DOE Large Fuel Cell Research
      1976-1978
Mr. LaStella was the corporate representative for Consolidated Edison Company in connection with a 1 MW research and demonstration project that was a consortium effort with United Technologies and was funded by the Dept. of Energy. Funding of $100 million was used to build a phosporic acid fuel cell operating with its own reformer running on NAPTA fuel. The unit was built and operated successfully for one year and served as the basis for designing a 5 MW module unit.

Consolidated Edison       Gas Turbine Research
     1972-1976
Consolidated Edison had seta set of gas generators designed to handle peak loads and to avert blackouts. Due to a power emergency in New York City in 1972, gas units designed to operate only several hundred hours per year were put into continuous operation to provide baseload power. This presented a research opportunity due to the extreme operating conditions this placed on gas turbine engines of all types. Mr. LaStella was a liason between Consolidated Edison and numerous gas turbine manufacturers and suppliers and tested a wide variety of new technologies to keep units operational and improve performance. This included high efficiency air filters, turbine blade coatings, bi-metal blades, methods for cleaning compressors and blades and other technology. The first multiple parameter monitoring system in operation was developed in conjunction with Teledyne and Pratt & Whitney during this power crisis to continuously monitor all critical parameters of gas turbine engine operation. Many new gas turbine technologies were developed from data gathered during this period.

Mining Engineering:       Applied Mining Research
     1978-1988
Mr. LaStella set up a metalurgical laboratory to evaluate various methods to identify and extract mineral from ore. State of the art cyanide leaching processes were investigated. An underwater unmaned submarine was developed that would permit extraction of ore from the seabed without requiring a dredge operation. The system allowed for sorting and extraction of precious metals on the sea floor with minimal environmental impact.

Mr. LaStella design and built numerous turnkey modular plants to process precious metals that were installed in locations world wide.

Recycling Engineering    Applied Research
     1990
Mr. LaStella developed a system for sorting aluminum cans using electronic technology. The system was successfully installed in several major recycling locations in the US.

                  LeeRoy Allen, Jr. - President, CEO, Director


LeeRoy Allen, Jr. has been a corporate executive in the brokerage/financial industry, business owner and project manager in the public sector for over 28 years.

Financial Consultant:
     1992-2002

Mr. Allen has performed as a Stockbroker, Branch Manager, and National Sales Manager for major brokerage firms. Considered a challenge-driven, results-oriented, highly regarded Supervisor and Compliance minded professional with over 11 years experience in a high volume, fast paced financial environment. A consistent exemplary record of performance has resulted in numerous promotions to increasingly responsible positions.

Maraleeco and Company:
     1986-2003

Mr. Allen has been the principal owner of a consulting company with responsibility for planning, directing, and coordinating client needs associated with critical program or project development.

Farm Credit Administration: Office of Inspector General                1985-1986

Mr. Allen performed as Special Agent assigned to the Office of the Inspector General (McLean, WV) with responsibility of planning, directing, and coordinating the office's jurisdiction throughout the United States as it related to the Farm Credit System. Mr. Allen provided direction to Bank Managers and associates in the conduct of investigations of criminal and employment discrimination complaints filed under the statutes enforced by the Inspector Generals Office.

U.S. Department of the Interior: Special Agent in Charge               1983-1985

For the Bureau of Land Management Resource Protection, Washington, D.C., Mr. Allen held the responsibility to ensure that all Criminal or Compliance investigations were effectively planned, directed, and coordinated throughout the United States. Mr. Allen provided direction to other unit supervisors in the conduct of investigations filed under the statutes enforced by the Department and the Bureau. Mr. Allen was also responsible for the development and implementation of natural resource protection programs for the Bureau of Land Management and participated as Program Director with other Directors on a local, state and national level. Mr. Allen also coordinated program functions with Department Secretaries and Presidential Advisors to establish procedures and ensure achievement of the Bureau's goals and objectives.

U.S. Department of the Interior: Special Agent in Charge 1977-1983

For the Bureau of Land Management Resource Protection, Alaska, Mr. Allen held the responsibility of ensuring that all Criminal and Compliance investigations were effectively planned, directed and coordinated throughout the State of Alaska. Mr. Allen also provided direction to other State and local enforcement agencies and to other unit supervisors in the conduct of investigations filed under the statutes enforced by the Department of the Interior and the Bureau of Land Management. Mr. Allen was responsible for the development and implementation of a natural resource protection program for the Bureau of Land Management in the State of Alaska.